UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 8, 2021

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated January 8, 2021, announcing STMicroelectronics' Fourth Quarter 2020 Preliminary Revenues and Timing for Fourth Quarter and Full Year 2020 Earnings Release and Conference Call.

PR N°C2976C

STMicroelectronics Announces Fourth Quarter 2020 Preliminary Revenues and Timing for its Fourth Quarter and Full Year 2020 Earnings Release and Conference Call

•	Preliminary Q420 net revenues of $3.24 billion, above the outlook range
•	Q4&FY20 earnings release date: Thursday January 28, 2021

Geneva – January 8, 2021 – STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, announced today that its preliminary and unaudited net revenues for the fourth quarter ended December 31, 2020 are above the business outlook range provided in the Company’s news release dated October 22, 2020.

Preliminary Q420 net revenues are $3.24 billion, up 21.3% sequentially and 580 basis points above the high end of the range. The prior outlook was for Q420 net revenues to be $2.99 billion, an increase of 12.0% sequentially, plus or minus 350 basis points.

“We ended Q420 with net revenues above the outlook range due to significantly better than expected market dynamics throughout the quarter. Our engaged customer programs in Personal Electronics, as well as continuous acceleration in demand especially of Automotive products and microcontrollers, were the main factors that contributed to this result. Our FY20 revenues reached $10.22 billion, an increase of 6.9% compared to FY19. I look forward to providing additional details on the fourth quarter and full year 2020 as well as on our first quarter 2021 guidance during our earnings call on January 28, 2021” said Jean-Marc Chery, STMicroelectronics’ President and CEO.

The Company will release its fourth quarter and full year 2020 earnings before the opening of trading on the European Stock Exchanges on Thursday, January 28, 2021.

The press release will be available immediately after the release on the Company’s website at www.st.com.

STMicroelectronics will conduct a conference call with analysts, investors and reporters to discuss its fourth quarter and full year 2020 financial results and current business outlook on January 28, 2021 at 9:30 a.m. Central European Time (CET) / 3:30 a.m. U.S. Eastern Time (ET).

A live webcast (listen-only mode) of the conference call will be accessible at ST’s website, http://investors.st.com, and will be available for replay until February 12, 2021.

As a reminder, the material posted in relation to the Capital Markets Day 2020 hosted in four sessions on September 15, 2020 (Microcontrollers and Digital Product Group), November 6, 2020 (Automotive and Discrete Product Group), November 20, 2020 (Analog, MEMS and Sensors Product Group) and December 9, 2020 (Strategic Update) is still available on ST’s website, http://investors.st.com.

About STMicroelectronics

At ST, we are 46,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An independent device manufacturer, we work with our 100,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of the Internet of Things and 5G technology. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Céline Berthier

Group VP, Investor Relations

Tel: +41.22.929.58.12

celine.berthier@st.com

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: + 33 6 59 16 79 08

alexis.breton@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	January 8, 2021	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Infrastructure and Services